# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0001602065
CUSIP: 927959106
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0001539838-16-000002
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701, (405) 463-6900

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 85,431,453; shared voting power 0; sole dispositive power 85,431,453; shared dispositive power 0; aggregate amount beneficially owned 85,431,453 (39.4% of the class)
- Diamondback Energy E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,066,528; shared voting power 0; sole dispositive power 8,066,528; shared dispositive power 0; aggregate amount beneficially owned 8,066,528 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment:
The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Diamondback Energy, Inc. ("Diamondback") and Diamondback E&P LLC ("Diamondback E&P") on August 11, 2016, as amended on March 7, 2024, as further amended on March 8, 2024 (collectively, the "Schedule 13D") relating to Viper Energy, Inc. (the "Issuer"). This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Diamondback Energy, Inc. ("Diamondback"), a Delaware corporation, and Diamondback E&P LLC ("Diamondback E&P"), a Delaware limited liability company.

Diamondback is hereinafter sometimes referred to together with Diamondback E&P each as a "Reporting Person" and collectively the "Reporting Persons." All disclosures herein with respect to a Reporting Person are made by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inqury to such party.
Residence or business address: The address of the principal business and principal office of the Reporting Persons is c/o Diamondback Energy, Inc., 500 West Texas, Suite 100, Midland, Texas 79701.
Present principal occupation or employment: Diamondback is a publicly traded independent oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. Diamondback is the parent company of the Issuer. Diamondback E&P is a wholly owned subsidiary of Diamondback. The name and present principal occupation of each director and executive officer of the Reporting Persons (collectively, the "Listed Persons") are set forth on Exhibit 99.1 to this Schedule 13D, which is incorporated by reference.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been and, to the applicable Reporting Persons' knowledge, none of the Listed Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been and, to the applicable Reporting Persons' knowledge, none of the Listed Persons has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Diamondback is a Delaware corporation. Diamondback E&P is a Delaware limited liability company. All Listed persons are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 6 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and superseded, as the case may be, as follows:

On January 30, 2025, Endeavor Energy Resources, LP ("Seller") and 1979 Royalties LP and 1979 Royalties GP, LLC (collectively, the "Endeavor Subsidiaries"), each of which is a subsidiary of Diamonback, entered into a definitive equity purchase agreement (the "Purchase Agreement") with the Issuer and its subsidiary Viper Energy Partners LLC (the "Operating Company") (as buyer parties), as further described in Item 6 below, which disclosure is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is supplemented and superseded, as the case may be, as follows:

As of the close of business on February 3, 2025, Diamondback beneficially owned 39.4% of the outstanding shares of Class A Common Stock, and Diamondback E&P beneficially owned 5.8% of the outstanding shares of Class A Common Stock.

The aggregate number and percentage of Class A Common Stock beneficially owned by Diamondback and Diamondback E&P is based on the number of shares of Class A Common Stock outstanding (131,313,142 shares of Class A Common Stock) as of February 3, 2025, as reported in the Issuer's prospectus supplement on Form 424b5 filed with the SEC on February 3, 2025 relating to the Equity Offering (as defined in Item 6 below), after giving effect to exercise of the underwriters' option to purchase additional shares of Class A Common Stock in the Equity Offering, plus the number of shares of Class A Common Stock issuable to such Reporting Person upon the conversion of the units of the Operating Company ("OpCo Units") and the Issuer's Class B Common Stock, par value $0.000001 per share ("Class B Common Stock"). The aggregate percentage of Class A Common Stock beneficially owned by Diamondback does not reflect (i) the shares issuable at Closing of the transactions contemplated by the Purchase Agreement, due to the conditions precedent to the consummation of the transactions contemplated by the Purchase Agreement, or (ii) 10,093,670 OpCo Units and an option to purchase 10,093,670 shares of Class B Common Stock (which securities together are exchangeable for the same number of shares of Class A Common Stock), in each case granted to Tumbleweed Royalty IV, LLC ("TWR IV"), a third-party seller, in connection with the Issuer's acquisition of certain mineral and royalty-owning subsidiaries of TWR IV on October 1, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 2, 2024.

The beneficial ownership percentage of the Listed Persons is set forth on Exhibit 99.1.
Number of shares as to which each person has sole or shared power to vote or dispose:
Diamondback:

Sole Voting Power: 85,431,453
Shared Voting Power: 0
Sole Dispositive Power: 85,431,453
Shared Dispostive Power: 0

Includes (i) 77,364,925 shares of Class B Common Stock and 77,364,925 OpCo Units held by Diamondback, and (ii) 8,066,528 shares of Class B Common Stock and 8,066,528 OpCo Units held by Diamondback's wholly owned subsidiary, Diamondback E&P. Diamondback and Diamondback E&P have the right to exchange their shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P:

Sole Voting Power: 8,066,528
Shared Voting Power: 0
Sole Dispositive Power: 8,066,528
Shared Dispostive Power: 0

Includes 8,066,528 shares of Class B Common Stock and 8,066,528 OpCo Units held by Diamondback E&P. Diamondback E&P has the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

The beneficial ownership of the Listed Persons is set forth in Exhibit 99.1.
Transactions in the class effected during the past sixty days: The information contained in Items 4 and 6 is incorporated herein by reference. Except as otherwise described herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, the Listed Persons has effected any transactions in the shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Persons on the cover pages of this Amendment No. 3 and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

On January 30, 2025, the Endeavor Subsidiaries, each of which is a subsidiary of Diamondback, entered into the Purchase Agreement with the Issuer and the Operating Company, pursuant to which the Issuer and the Operating Company agreed to acquire the Endeavor Subsidiaries from the Seller for consideration consisting of (i) $1.0 billion in cash and (ii) the issuance of 69,626,640 OpCo Units and an equivalent number of shares of the Issuer's Class B Common Stock (collectively, the "Equity Issuance"), in each case subject to customary closing adjustments, including, among other things, for net title benefits (such transaction, the "Pending Drop Down"). The OpCo Units and the Class B Common Stock to be issued in the Pending Drop Down, as well as the OpCo Units and Class B Common Stock otherwise beneficially owned by Diamondback, are exchangeable from time to time for shares of the Issuer's Class A Common Stock (that is, one OpCo Unit and one share of Class B Common Stock, together, are exchangeable for one share of Class A Common Stock). The shares of Class A Common Stock that may be issued to Diamondback and/or its subsidiaries upon exchange of their OpCo Units and shares of Class B Common Stock, including those OpCo Units and shares of Class B Common Stock to be issued at closing of the Pending Drop Down, are subject to the existing registration rights agreement between Diamondback and the Issuer, dated as of November 13, 2023, previously filed by the Issuer with the SEC, which is incorporated by reference as Exhibit 99.2 and incorporated herein by reference.

The mineral and royalty interests owned by the Endeavor Subsidiaries and to be acquired in the Pending Drop Down represent approximately 22,847 net royalty acres in the Permian Basin, approximately 69% of which are operated by Diamondback, and have an average net royalty interest of approximately 2.8% and current oil production of approximately 17,097 BO/d.

The completion of the Pending Drop Down is subject to (i) the approval of the Pending Drop Down by (a) the holders of a majority of the voting power of the Issuer's common stock entitled to vote on such proposal, voting together as a single class, at the special meeting of the Issuer's stockholders, excluding the shares beneficially owned by Diamondback and its subsidiaries, and (b) the holders of a majority of the Issuer's outstanding common stock, in each case, as required by Delaware law, (ii) regulatory clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and (iii) the satisfaction or waiver of other customary closing conditions. In addition, the Equity Issuance is subject to the approval by a majority of the total votes cast at the special meeting on such proposal, as required by the rules of the Nasdaq Stock Market LLC. The Issuer expects to hold the special meeting of its stockholders and, subject to the satisfaction or waiver of the foregoing conditions, close the Pending Drop Down during the second quarter of 2025.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 99.3 and incorporated herein by reference.

On January 30, 2025, the Issuer announced the launch and pricing of an underwritten public offering of 24,640,000 shares of its Class A Common Stock at a price to the public of $44.50 per share (the "Equity Offering"), the net proceeds of which will be used to fund the cash consideration for the transactions contemplated by the Purchase Agreement. The Equity Offering also included the underwriters' option to purchase an additional 3,696,000 shares of Class A Common Stock from the Issuer, which option was exercised by the underwriters in full on January 31, 2025, as reported by the Issuer in its Current Report on Form 8-K on February 3, 2025. Based on the information included by the Issuer in such Current Report on Form 8-K, the Equity Offering closed on February 3, 2025, resulting in an increase in the total outstanding shares of Class A Common Stock by an aggregate of 28,336,000 shares. In connection with the Equity Offering, Diamondback entered into a lock-up agreement with the representatives of the several underwriters (the "Lock-Up Agreement"), pursuant to which Diamondback agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock of the Issuer for 45 days after January 30, 2025.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is incorporated by reference as Exhibit 99.4 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Executive Officers and Directors of Diamondback Energy, Inc. and Diamondback E&P LLC (filed herewith).

Exhibit 99.2 Second Amended and Restated Registration Rights Agreement, dated November 10, 2023, by and among Viper Energy Partners LP and Diamondback Energy, Inc. (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K (File No. 001-36505), filed with the SEC on November 13, 2023).

Exhibit 99.3 Equity Purchase Agreement, dated as of January 30, 2025, by and among Endeavor Energy Resources, LP, as seller, 1979 Royalties LP and 1979 Royalties GP, LLC, as companies, Viper Energy Partners LLC, as buyer, and Viper Energy, Inc., as parent (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-36505), filed with the SEC on January 30, 2025).

Exhibit 99.4 Form of Lock-Up Agreement for directors, executive officers and Diamondback Energy, Inc. (incorporated by reference from Exhibit 1.1 of the Issuer's Current Report on Form 8-K (File No. 001-36505), filed with the SEC on February 3, 2025).

## Signatures
- Diamondback Energy, Inc.: /s/ P. Matt Zmigrosky, P. Matt Zmigrosky/Executive Vice President, Chief Legal and Administrative Officer and Secretary (02/03/2025)
- Diamondback Energy E&P LLC: /s/ P. Matt Zmigrosky, P. Matt Zmigrosky/Executive Vice President, Chief Legal and Administrative Officer and Secretary (02/03/2025)